SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.____)*

Under the Securities Exchange Act of 1934

TENNENBAUM OPPORTUNITIES PARTNERS V, LP
(Name of Issuer)

Series A Cumulative Preferred Securities
(Title of Class of Securities)

N/A
(CUSIP Number)

Lori Gebron Fairway Finance Company, LLC c/o Lord Securities Corporation, 48 Wall Street, 27th Floor, New York, NY 10005 Phone (212) 346-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

March 29, 2007
(Event of Default which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 4 pages

CUSIP No. N/A	13D	Page 2 of 4 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Fairway Finance Company, LLC IRS Identification Number: 36-4195258
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,296.3198
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,296.3198
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,296.3198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.96%
14	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Series A Cumulative Preferred Interests (the "Preferred Interests") of Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at c/o Tennenbaum Capital Partners, LLC, 2951 28th Street, Suite 1000, Santa Monica, California 90405.

Item 2.      Identity and Background.

(a) This Schedule 13D is being filed by Fairway Finance Company, LLC, a Delaware limited liability company (the "Reporting Person").

Appendix A hereto sets forth information with respect to the directors and executive officers of the Reporting Person.

(b) The address of the principal business and principal office of the Reporting Person is c/o Lord Securities Corporation, 48 Wall Street, 27th Floor, New York, New York 10005.

(c) The Reporting Person's principal business is to act as an asset backed commercial paper conduit. BMO Capital Markets Corp., ("BCM"), a Delaware corporation, acting through its Chicago office acts as the Reporting Person's agent. Lord Securities Corporation ("Lord"), a Delaware corporation provides support services to the Reporting Person. Lord's principal business address is 48 Wall Street, 27th Floor, New York, New York 10005.

(d) During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, BCM, or any entity or person with respect to whom information is provided in Appendix A to this Schedule 13D in response to this Item, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person, nor, to he best knowledge of the Reporting Person, BCM or any entity or person with respect to whom information is provided in Appendix A to this Schedule 13D in response to this Item, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is organized under the laws of the State of Delaware.

Item 3.     Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the Preferred Interests for $45,926,395.94 using its working capital. As an asset backed commercial paper conduit, the Reporting Person's working capital is obtained through the issuance of commercial paper.

Item 4.      Purpose of the Acquisition.

The Reporting Person acquired the Preferred Interests for investment purposes.

Item 5.     Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 2,296.3198 shares of Preferred Interests, representing approximately 13.96% of the outstanding Preferred Interests.

Except as set forth in this Item 5(a), neither the Reporting Person, nor, to the best knowledge of the Reporting Person, BCM, or any entity or person with respect to whom information is provided in Appendix A to this Schedule 13D, beneficially own any Preferred Interests.

(b) The Reporting Person has the sole power to vote or to direct the vote and the sole or power to dispose or to direct the disposition of the Preferred Interests reported hereby.

(c) The Preferred Interests identified in Item 5(a) hereof were acquired on March 29, 2007. Except as identified in the preceding sentence, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, BCM, or any entity or person with respect to whom information is provided in Appendix A to this Schedule 13D, has effected any transaction in the Preferred Interests during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.     Material to be Filed as Exhibits.

Annex A - Information Concerning Executive Officers and Directors of Fairway Finance Company, LLC.

 * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 9, 2007	FAIRWAY FINANCE COMPANY, LLC

By:	/s/ Philip A. Martone
Philip A. Martone Vice President, Assistant Secretary and Assistant Treasurer

ANNEX A

Information Concerning Executive Officers and
Fairway Finance Company, LLC

Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Fairway Finance Company, LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is c/o Lord Securities Corporation, 48 Wall Street, 27th Floor, New York, New York 10005. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position/Present Principal Occupation or Employment and Business Address

Orlando Figueroa	President, Assistant Treasurer and Assistant Secretary
Benjamin B. Abedine	Vice President, Treasurer and Assistant Secretary
Lori Gebron	Vice President, Secretary and Assistant Treasurer
Albert J. Fioravanti	Vice President, Assistant Secretary and Assistant Treasurer
Susan C. Ciaramella	Vice President, Assistant Secretary and Assistant Treasurer
Mary L. Brady	Vice President, Assistant Secretary and Assistant Treasurer
Leonard J. Padula	Vice President, Assistant Secretary and Assistant Treasurer
Andy Yan	Vice President, Assistant Secretary and Assistant Treasurer
Philip A. Martone	Vice President, Assistant Secretary and Assistant Treasurer